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                 April 8, 2022

       Stuart Bodden
       President, Chief Executive Officer and Director
       Ranger Energy Services, Inc.
       10350 Richmond, Suite 550
       Houston, Texas 77042

                                                        Re: Ranger Energy
Services, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2022
                                                            File No. 333-264037

       Dear Mr. Bodden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-
       Meissner, Staff Attorney, at (202) 551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Crosby Scofield, Esq.